This announcement is neither an offer to purchase nor a solicitation of an offer to sell Units. The Offer is made solely by the Offer to Purchase dated January 28, 1998 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Units. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Units residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky laws or other laws of such jurisdiction. However, the offeror may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Units in such jurisdiction.

             Notice of Offer to Purchase for Cash 2,261,770 Units of
               Beneficial Interest of TEL Offshore Trust at $5.80
                  Net Per Unit by Magnum Hunter Resources, Inc.
        THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
      12:00 MIDNIGHT, E.S.T., ON FRIDAY, FEBRUARY 27, 1998, UNLESS EXTENDED

      Magnum Hunter Resources, Inc., a Nevada corporation ("Purchaser"), hereby offers to purchase 2,261,770 Units of beneficial interest (the "Units") of TEL Offshore Trust, a Texas trust (the "Trust"), or such other number of Units that, together with the Units then owned by Purchaser, represents 51% of the Trust's outstanding Units on the date of purchase, at a purchase price of $5.80 per Unit, net to the seller in cash, without interest thereon, subject to the conditions set forth in the Offer to Purchase dated January 28, 1998 (the "Offer to Purchase") and the Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Tendering Unit holders who have Units registered in their names will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Units pursuant to the Offer. The offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) 2,261,770 Units or such other number of Units that, together with the Units then owned by Purchaser, represents 51% of the Trust's outstanding Units on the date of purchase (the "Minimum Condition" and such number of Units being the "Minimum Number of Units"). The Offer also is subject to other conditions, which are set forth in the Introduction and Sections 1 and 14 of the Offer to Purchase. One purpose of the Offer is to acquire, and possibly influence control over, the Trust.

      "Expiration Date" means 12:00 midnight, E.S.T., on Friday, February 27, 1998, unless and until Purchaser shall have extended the period of time during which the Offer is open, in which event "Expiration Date" means the latest time and date at which the Offer, as so extended, expires. Purchaser expressly reserves the right, subject to applicable law, to extend the Offer by giving oral or written notice of such extension to Securities Transfer Corporation (the "Depositary") and by making a public announcement of such extension.

      Subject to the conditions of the Offer, if more than the Minimum Number of Units is validly tendered and not withdrawn in accordance with Section 4 of the Offer to Purchase prior to the Expiration Date, Purchaser will accept for payment and pay for the Minimum Number of Units, on a pro rata basis (with adjustments to avoid purchases of fractional Units) based upon the number of Units properly tendered and not withdrawn prior to the Expiration Date. In the event that proration is required, because of the difficulty of determining the precise number of Units properly tendered and not withdrawn, Purchaser does not expect to announce the final results of proration or pay for any Units until at least seven business days after the Expiration Date. Unit holders may obtain preliminary results of proration from the Information Agent and may be able to obtain such information from their brokers. Purchaser reserves the right (but shall not be obligated) to accept for payment more than the Minimum Number of Units pursuant to the Offer. If a number of additional Units in excess of 2%of the outstanding Units is to be accepted for payment, and, at the time notice of Purchaser's decision to accept for payment such additional Units is first published, sent or given to holders of Units, the Offer is scheduled to expire at any time earlier than the tenth business day from the date of such notice, the Offer will be extended until the expiration of such period of 10 business days.

      If the Minimum Condition or any other condition of the Offer has not been satisfied prior to the Expiration Date, Purchaser reserves the right to waive any or all of the conditions of the Offer. If at such time any or all of the conditions have not been satisfied or waived, Purchaser may (i) decline to purchase any Units tendered and terminate the Offer, (ii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the SEC, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unit holders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended, and/or (iv) amend the Offer.

      For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Units properly tendered to Purchaser and not withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Units for payment pursuant to the Offer. In all cases, payment for Units accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Unit holders for the purpose of receiving payment from Purchaser and transmitting payment to tendering Unit holders. Under no circumstances will interest on the purchase price for Units be paid by Purchaser by reason of any delay in making such payment. In all cases, payment for Units accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Units ("Certificates") or a book-entry confirmation of the book-entry transfer of such Units into the Depositary's account at the Depository Trust Company (the "Book-Entry Transfer Facility"), pursuant to procedures set forth on the Offer to Purchase, (b) the Letter of Transmittal, or facsimile thereof, properly completed and duly executed with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and
(c) any other documents required by the Letter of Transmittal.

      If certain events occur, Purchaser will not be obligated to accept for payment or pay for any Units tendered pursuant to the Offer. If any tendered Units are not purchased pursuant to the Offer for any reason, including because of proration, or are not paid for because of invalid tender, or if Certificates are submitted representing more Units than are tendered, Certificates representing unpurchased or untendered Units will be returned, without expense to the tendering Unit holder (or in the case of Units delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 of the Offer to Purchase, such Units will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer. If Purchaser extends the Offer, is delayed in its purchase of or payment for Units or is unable to purchase or pay for Units for any reason then, without prejudice to the rights of Purchaser, tendered Units may be retained by the Depositary on behalf of Purchaser and may not be withdrawn, except to the extent that tendering Unit holders are entitled to withdrawal rights as set forth in Section 4 of the Offer to Purchase.

      Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Units made pursuant to the Offer are irrevocable. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 28, 1998. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, the number of Units to be withdrawn and the name of the registered holder, if different from that of the person who tendered the Units. If Certificates evidencing Units have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the tendering Unit holder must also submit to the Depositary the serial numbers shown on the particular Certificates evidencing the Units to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of Units tendered for the account of an Eligible Institution). If Units have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, the notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Units and otherwise comply with such Book-Entry Transfer Facility's procedures. Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may, however, be retendered by repeating one of the procedures set forth in Section 3 of the Offer to Purchase at any time before the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties.

      The information required by Paragraph (e)(1)(vii) of Rule 14d-6 under the Exchange Act is in the Offer to Purchase and is incorporated by reference.
Purchaser is asking the Trust for a Unit holder list and security position listing pursuant to Rule 14d-4(a)(3) promulgated under the Exchange Act. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Units whose names appear on the Trust's Unit holder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Unit holder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Units. The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials may be obtained from the Information Agent or brokers, dealers, commercial banks or trust companies, and will be furnished promptly at Purchaser's expense.

     The Information Agent for this Offer is: Corporate Investor Communications, Inc. 111 Commerce Road o Carlstadt, New Jersey 07072-2586; Banks and Brokers call toll-free (800) 346-7885; All others call toll-free (800) 206-9438.